UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 000-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

On January 11, 2019, Sohu.com Limited, a Cayman Islands company (the “Company” or the “registrant”), announced that its Board of Directors (the “Board”) has authorized and declared the grant of one right (a “Right”) for each ordinary share of the Company (each, an “Ordinary Share”) outstanding as of the close of business on January 14, 2019 (the “Record Date”) to holders of the Ordinary Shares as entered in the register of member of the Company on the Record Date (the “Registered Holders”), and that in connection therewith the Company has entered into a Shareholders’ Rights Agreement with The Bank of New York Mellon, as Rights Agent, as of January 14, 2019 (the “Rights Agreement”).

Each Right entitles the Registered Holder to purchase from the Company one-thousandth of one Series A Junior Participating Cumulative Preferred Share of the Company (each, a “Preferred Share”) at a purchase price of $200 per one-thousandth of one Preferred Share, subject to adjustment (the “Exercise Price”). The Rights will expire January 13, 2029, unless redeemed or canceled earlier.

The Rights Agreement is designed to deter coercive and unfair takeover tactics, including through the accumulation of shares in the open market or through private transactions, and to help to prevent an acquirer from gaining control of the Company without offering a fair and adequate price and terms to the Company’s shareholders. The Rights Agreement has the effect of imposing a significant penalty upon a person or group that acquires 15% or more of the Ordinary Shares of the Company, except as specifically permitted under the Rights Agreement, without the approval of the Board. The Rights Agreement and the Rights is not intended to prevent any merger or other business combination, or any tender offer, on terms negotiated with the Company and approved by the Board as being in the best interests of the Company and its shareholders.

Initially the Rights will be attached to all Ordinary Shares then outstanding, and no separate rights certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Ordinary Shares and a distribution date (a “Distribution Date”) will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (except as to certain categories of persons designated as Exempt Persons as described below, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Ordinary Shares or 10 business days following such earlier date as a majority of the Board has become aware of the existence of an Acquiring Person (the “Share Acquisition Date”), other than as a result of (x) repurchases of shares by the Company, (y) certain inadvertent actions by shareholders, as described in the Rights Agreement, who promptly divest themselves of Ordinary Shares causing their beneficial ownership to equal or exceed 15%, and (z) purchases of securities pursuant to an acquisition agreement between the Company and the purchaser that has been approved by the Board prior to the purchaser’s becoming an Acquiring Person and (ii) 10 business days (or such later date as the Board determines) following the commencement of a tender offer that would result in a person or group becoming an Acquiring Person.

Persons designated as “Exempt Persons” under the Rights Agreement include (a) the Company, (b) any subsidiary of the Company, (c) any employee benefit plan or compensation arrangement of the Company or any subsidiary of the Company, (d) any person who or which, together with all affiliates and associates of such person, becomes the beneficial owner of 15% or more of the then outstanding Ordinary Shares as a result of an acquisition of Ordinary Shares directly from the Company, (e) any Grandfathered Shareholder, and (f) any Person serving as a depositary or custodian for securities of the Company trading on the Nasdaq Stock Market, the New York Stock Exchange, or any other internationally recognized securities exchange of similar standing. A “Grandfathered Shareholder” under the Rights Agreement is person who was a shareholder as of the date of the Rights Agreement and does not, without the prior written approval of the Board, acquire additional Ordinary Shares after the date of the Rights Agreement representing over 50% of the number of Ordinary Shares held by such shareholder as of the date of the Rights Agreement.

In the event that a Distribution Date occurs, each holder of a Right will thereafter have the right to receive upon exercise, in lieu of Preferred Shares, that number of Ordinary Shares (or, in certain circumstances, including if there are insufficient authorized and unissued Ordinary Shares to permit the exercise in full of the Rights, Preferred Shares or other securities, cash, or property, or any combination thereof) having a market value of two times the Exercise Price of the Right. In the event that, at any time following a Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold or otherwise transferred, each holder of a Right (other than an Acquiring Person or transferee of an Acquiring Person, whose Rights will have become void) will thereafter have the right to receive upon the exercise of a Right that number of ordinary shares of the person with whom the Company has engaged in the foregoing transaction (or its parent) as at the time of such transaction have a market value of two times the exercise price of the Right.

Until a Right is exercised or exchanged, the holder thereof will have no rights as a shareholder of the Company other than through ownership of any Ordinary Shares which such holder may own.

At any time prior to the time a person or group becomes an Acquiring Person, the Board may terminate the Rights in whole, but not in part, for no consideration.

The Board may at its option at any time on or after a Distribution Date but before an Acquiring Person owns 50% or more of the outstanding Ordinary Shares or before any event in which the Company is acquired in a merger or other business combination transaction or 50% or more of the Company’s consolidated assets or earning power are sold, exchange all or part of the then outstanding and exercisable Rights (except for Rights that have previously been voided) for Ordinary Shares or Preferred Shares at an exchange ratio of one Ordinary Share, or a fractional Preferred Share or other preferred share of the Company equivalent in value to one Ordinary Share, per Right (subject to adjustment).

The foregoing is a summary of certain terms of the Rights Agreement and the Rights. The summary does not purport to be complete, and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Exhibits.

Exhibit No.	Description of Exhibit

3.1	Certificate of Designation of Series A Junior Participating Cumulative Preferred Shares (included in Exhibit 4.1)

4.1	Rights Agreement, dated as of January 14, 2019, between the registrant and The Bank of New York Mellon, which includes the Form of the Certificate of Designation of Series A Junior Participating Cumulative Preferred Shares as Exhibit A, the form of Right Certificate as Exhibit B, and the Summary of Rights as Exhibit C

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOHU.COM LIMITED

By:	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Chief Executive Officer

Date: January 14, 2019